Exhibit 99.1

Oncolytics Biotech® Inc. Announces Presentation of REOLYSIN® Preclinical Research at the 2016 ASGCT Annual Meeting

CALGARY, May 5, 2016 /CNW/ -  Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) today announced a poster presentation by researchers, covering preclinical work in squamous cell carcinoma of the head and neck ("SCCHN"), is being made at the 2016 American Society of Gene and Cell Therapy ("ASGCT") annual meeting being held from May 4th to 7th, 2016 in Washington, DC.

"Preclinical work continues to play an important role in REOLYSIN®'s further development," said Dr. Brad Thompson, President and CEO of Oncolytics. "We are evaluating REOLYSIN® in combination with both established and emerging treatment options in a range of indications in order to determine which pairings merit clinical testing."

The abstract/poster is titled "The Potency of a Histone Deacetylase Inhibitor and REOLYSIN® in Head and Neck Squamous Cell Carcinoma," and was authored by Old, et al. The authors used the first FDA approved histone deacetylase inhibitor ("HDACi"), vorinostat (suberoylanilide hydroxamic acid) ("SAHA"), in combination with REOLYSIN® in vitro and in vivo. They had previously found a synergistic combination of SAHA and REOLYSIN® in a nude mouse model. Preclinical models using oncolytics are often conducted in immunocompromised mice, negating the significant impact of the immune system. The data demonstrates that combination of reovirus plus SAHA therapy has significant activity in the treatment of SCCHN, even in an immunocompetent model and that immune system rebound likely plays a significant role in the long-term anti-tumor response.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to preclinical work and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom: Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom: Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 05-MAY-16